June 25, 2007
VIA EDGAR
Michael Fay
Accounting Branch Chief
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Vought Aircraft Industries, Inc. Form 10-K for the fiscal year ended December 31, 2006 Filed March 14, 2007 File No. 333-112528 Form 8-K Filed March 14, 2007 File No. 333-112528
Dear Mr. Fay:
Set forth below are the responses of Vought Aircraft Industries Inc. (“Vought”, the “Company”, “we”, “us” or words to similar effect) to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter to Mr. Elmer Doty dated June 11, 2007, relating to the Company’s reports referenced above. For the convenience of the Staff of the Commission, the Staff’s comments are set out in bold italicized font immediately preceding our response.
Staff Comment 1:
Refer to your response to comment number 5. We note in your intended revised disclosure that procurement contracts specify determinable prices and quantities. In view of this, it appears practicable to disclose the estimated total amount or remaining amount, as appropriate, associated with these contracts based on their respective terms, with qualification in regard to their variable and uncertain nature as appropriate. We believe quantification provides readers with meaningful information on the relative magnitude of these contracts to your operations. Consequently, please revise the contractual obligations table and/or related narrative as appropriate. If quantification is not practicable, disclose this and the reason why.
The Company agrees that it will disclose in future periodic reports its known purchase obligations, as of the latest fiscal year end balance sheet date, in the contractual obligations table in accordance with the requirements of Regulation S-K Item 303(a)(5) and SEC Release No. 34-47264. As we stated previously, a significant portion of our purchase obligations not recorded in our statement of financial position are subject to modification and therefore are highly variable. Moreover, in some cases the Company must estimate the amounts under purchase obligations due to variable price terms or price terms that have not been finalized even though production is in progress (generally these price terms are not subject to market risk but instead vary based on the timing and volume of our deliveries or the status of negotiations with our customers). We believe quantification and disclosure of these amounts could be potentially misleading to our investors and readers of our financial statements, absent appropriate qualification. Therefore, we propose to expand our footnote description of the purchase obligations amount included in the table to include the following:
Includes contractual obligations for which we are committed to purchase goods and services as of [date]. The most significant of these obligations relate to raw material and parts supply contracts for our manufacturing programs, and these amounts are primarily comprised of open purchase order commitments to vendors and subcontractors. Many of these agreements provide us the ability to alter or cancel orders and require our suppliers to mitigate the change. Even where purchase orders specify determinable prices, quantities and delivery timeframes, generally the purchase obligations remain subject to frequent modification and therefore are highly variable. As a result, we regularly experience significant fluctuations in the aggregate amount of purchase obligations, and the amount reflected in the table above may not be indicative of our purchase obligations over time. The ultimate liability for these obligations may be reduced based upon modification or termination provisions included in some of our purchase contracts, the costs incurred to date by vendors under these contracts or by recourse under normal termination clauses in firm contracts with our customers.
Staff Comment 2:
Refer to your response to comment number 6. Please revise your disclosure to indicate that revenue is primarily associated with the sale of manufactured end products, and that revenues from services are accounted for separately and, to the extent true, are not material.
The Company agrees that in future filings we will revise our disclosures regarding revenue recognition accounting policies to include the following:
The vast majority of our revenue is related to the sale of manufactured end item products and spare parts. Any revenue related to the provision of services is accounted for separately and is not material to our results of operations.
As we stated previously, should we enter into such arrangements in the future, we will modify our disclosures to address the application of EITF 00-21 .

Staff Comment 3:
Refer to your response to comment number 17. It appears “adjusted EBITDA” is meaningful only to specific parties associated with certain of your indebtedness and does not provide general useful information from which to assess your operations and performance. In view of this, please discontinue disclosing “adjusted EBITDA.” If the nature of the items contemplated as adjustments in arriving at “adjusted EBITDA” are material to your operations and performance, expand your MD&A and similar disclosure to address their effects.
The Company respectfully submits that Adjusted EBITDA provides meaningful information to all of its investors and potential investors for the following reasons:
•	As we stated in our response to Comment 17 of the Staff’s previous comment letter, dated April 4, 2007 (the “First Comment Letter”), our management and board of directors use Adjusted EBITDA as a supplemental measure (1) to calculate performance metrics and covenant compliance under material agreements governing our indebtedness, (2) to assess our ongoing core operating performance across periods on a consistent basis, (3) to determine whether our ongoing core operating performance has met specified targets and thresholds, (4) for strategic planning and allocation of resources, and (5) would be used in analyzing any potential acquisitions and dispositions that we might explore from time to time. Adjusted EBITDA routinely is included in the standard management financial reporting package delivered to our chief executive officer on a monthly basis, and he reviews Adjusted EBITDA for the purposes above, and therefore Adjusted EBITDA is a measure reported to our chief operating decision maker consistent with Question 20 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003 (the “FAQ”). Management uses Adjusted EBITDA to exclude items not related to the company’s ongoing core operating performance as viewed by management. Given the manner in which management utilizes Adjusted EBITDA, we believe Adjusted EBITDA is meaningful to investors because it provides them with the same perspective that our management and board of directors has in evaluating our business and results of operations. Moreover, investors may use Adjusted EBITDA as a supplemental measure to facilitate comparison of our ongoing core operations with that of other companies in our industry that use similar measures because it eliminates the effects of variations in capital structure, such as interest expense, the impact of different effective tax rates and NOLs and other tax attributes, and the impact of depreciation and amortization resulting from different age and ownership characteristics of assets. However, other companies using similar measures may calculate them differently, and we will caution investors about such limitation.

•	We believe disclosure of Adjusted EBITDA to investors enables them to evaluate our ongoing core operating performance as viewed by management and is consistent with Question 8 of the FAQ. As discussed below in our response to Comment 4, the start-up of the Boeing 787 program and our restructuring initiative are specific items that impact our results of operations over a period of time due to their magnitude, but which management believes are not reflective of our ongoing core operations and therefore, based on the facts and circumstances, are appropriately excluded from this measure. We will not refer to these adjustments as non-recurring in future filings. Management believes that the restructuring initiative has been substantially completed and that the current start-up of the Boeing 787 program will be substantially completed within the next twelve months, subject to potential program modifications directed by our customer, including development of derivatives, which could result in our incurrence of additional start-up costs in the future. Moreover, as we stated in our response to Comment 17 of the First Comment Letter, we propose to disclose in future periodic reports the manner in which management uses Adjusted EBITDA, the material limitations associated with the measure, how management compensates for these limitations and why management believes this measure is useful to investors. In addition, we propose to discuss the material adjustments used in computing Adjusted EBITDA in the “Liquidity and Capital Resources” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our periodic reports, as set forth in our response to Comment 4 below.

•	The only publicly traded securities we have are our 8% Senior Notes due 2011 (the “Notes”). Consequently, our public reports are prepared for investors and potential investors in the Notes, who are debt creditors. We believe Adjusted EBITDA is important to these debt creditors because it enables them to evaluate our liquidity, as discussed below, as well as our compliance with the covenants contained in the credit agreement governing our senior secured credit facilities. Understanding our liquidity and covenant compliance is meaningful to these investors because it helps them evaluate the relative risk of their investment. Our credit facilities are effectively senior to the Notes to the extent of the collateral securing our obligations. In a bankruptcy or similar proceeding, the lenders under our credit facilities are likely to recover in full before investors in the Notes, who are unsecured creditors, are able to recover. Moreover, an event of default under the credit agreement likely would result in a default under the Notes. As a result, understanding the risk of default under financial maintenance covenants contained in the credit agreement is important to the investors in our Notes.

•	Adjusted EBITDA is an important measure under the credit agreement governing our $650 million senior secured credit facilities. Our credit agreement is material to our liquidity because the credit facilities, together with cash flow from operations, are our primary source of working capital. The credit agreement contains two financial maintenance covenants which management believes are material terms of the credit agreement, and that information about these covenants is material to an investor’s understanding of our financial condition and/or liquidity. Therefore, we believe it is appropriate to disclose Adjusted EBITDA to investors so that they can evaluate our compliance with our credit agreement, consistent with Question 10 of the FAQ. As we stated in our response to Comment 18 of the First Comment Letter, we propose to disclose in future public filings the materiality of the credit agreement and covenants, the amount or limit required for compliance with the covenants and the likely effects of non-compliance on our financial condition and liquidity.

•	Management uses Adjusted EBITDA as a liquidity measure to evaluate compliance with the credit agreement and consequent availability of borrowings for working capital purposes under our credit agreement, as well as for the other purposes identified in the first bullet point above. As a liquidity measure, Adjusted EBITDA includes adjustments that add back a number of items such as interest expense, taxes, and amortization and depreciation. Adjusted EBITDA also includes a number of adjustments for large strategic initiatives that have had an impact on our results of operations and operating cash flows, but which management believes are not reflective of our ongoing core operating performance and core working capital needs based on the facts and circumstances, consistent with Question 9 of the FAQ. Please see our response to Comment 4 below for a description of those facts and circumstances.
Finally, we will expand our MD&A and similar disclosure to address the effects of adjustments made in calculating Adjusted EBITDA to the extent they are material to our operations, performance and liquidity. Please see our response to Comment 4 below.
Staff Comment 4:
If you continue to believe that disclosing “adjusted EBITDA” is of general use in your specific circumstances, please expand your disclosure to clearly demonstrate the meaningfulness of each adjusting item in assessing your operations and performance. Provide us with a copy of your intended revised disclosure.
As discussed above in the response to Staff comment 3 above, we believe that the disclosure of Adjusted EBITDA is meaningful to investors. We will expand our disclosures in future filings, commencing with our interim report on Form 10-Q for the quarter ended July 1, 2007, to discuss material adjustments made in the calculation of Adjusted EBITDA that adjust for items that management does not consider reflective of our ongoing core operating performance. The following is a draft of our proposed revised disclosure to be included in our MD&A, which will be subject to modification in each report based on the relevant facts and circumstances at such time:
Periodically we disclose to investors “Adjusted EBITDA”, which is a measure used by our management in assessing our operations. We disclose this measure in order to provide investors with the same information and perspective used by our management, as well as to enable them to assess our compliance with the financial maintenance covenants in our credit agreement. We disclose Adjusted EBITDA as calculated in accordance with our credit agreement, and this measure includes adjustments that eliminate items that management does not consider reflective of our ongoing core operating performance. From time to time individual adjustments in computing Adjusted EBITDA may be material to our operations. During the period presented in this report, we made adjustments in computing Adjusted EBITDA based on events that we believe are material to our operating results but which management does not consider to be reflective of our ongoing core operating performance:

•	Boeing 787—the Boeing 787 program, described elsewhere in our periodic reports, is a particularly significant new program for our operations, and has required substantial start-up costs in recent periods as we built a new facility in South Carolina and invested in new manufacturing technologies dedicated to the program. These start-up investment costs are recognized in our financial statements over several periods due to their magnitude and timing. During the period covered by this report, for the three and six months periods we incurred start-up costs of $[XXX] million and $[XXX] million in the program, compared to $[XXX] million and $[XXX] million for the same periods in the prior year. We expect that our current start-up costs in the Boeing 787 program will continue to decline significantly as the start-up phase of the program and our current related contractual commitments will be substantially completed during the next twelve months. In the future, subject to potential program modifications by our customer, including development of derivatives, we could have additional start-up costs required. Our credit agreement excludes our significant start-up investment in the Boeing 787 program because it represents an unusual significant investment in a major new program that is not indicative of ongoing core operations, and accordingly the investment that has been expensed during the period is added back to Adjusted EBITDA.

•	Consolidation and restructuring initiative—In 2004 we launched a facilities consolidation and restructuring initiative, which has been more fully described in our previous public reports. The initiative was a distinct project designed to create efficiencies in managing our plant and labor resources. During 2004 and 2005, we recorded expenses and related disruption charges in an aggregate amount of approximately $215.2 million, which were included as an adjustment in the calculation of Adjusted EBITDA. The site consolidation plan was discontinued in early 2006, with additional charges in 2006 of approximately $8.0 million. We do not expect to incur any additional significant charges related to this plan. During the period covered by this report, we recorded charges of $[XXX] million related to the consolidation and restructuring initiative, compared to $[XXX] million for the same period in the prior year. Our credit agreement excludes the consolidation and restructuring initiative because it represents an unusual event in the company’s operations that is not indicative of ongoing core operating performance, and accordingly the charges that have been recorded during the period are added back to Adjusted EBITDA.
In addition, our credit agreement provides other categories of adjustments that are included in calculating Adjusted EBITDA, which we include in computing that measure to the extent they are applicable during the relevant period. For the periods covered by this report, the other applicable adjustments included:
•	Loss on disposal of property, plant and equipment (“PP&E”)— On occasion, where the asset is no longer needed for our business and ceases to offer sufficient value or utility to justify our retention of the asset, we choose to sell PP&E at a loss. These losses reduce our results of operations for the period in which the asset was sold. During the period covered by this report, the loss on asset sales was $[XXX] million, compared to $[XXX] million for the same period in the prior year.

•	Pension and other post-employment benefits curtailment and non-cash expense related to FAS 87 and FAS 106—The credit agreement allows us to remove non-cash benefit expenses, so to the extent that the recorded expense exceeds the cash contributions to the plan it is reflected as an adjustment in calculating Adjusted EBITDA. During the period covered by this report, this adjustment was $[XXX] million, compared to $[XXX] million for the same period in the prior year.

•	Other—. [Individual adjustments for the period will be described] During the period covered by this report, this adjustment was $[XXX] million, compared to $[XXX] million for the same period in the prior year.
We believe each of the adjustments discussed above are meaningful to investors because they provide insight into specific events or conditions in our operations that impact our results of operations but that management does not consider reflective of our core operating performance. Moreover, these adjustments represent important components of Adjusted EBITDA, which is a non-GAAP financial measure used by our management, including our Chief Executive Officer, as well as by our board of directors, in assessing our operations and determining our ability to comply with the covenants contained in our credit agreement. Accordingly, we provide investors Adjusted EBITDA and the discussion of its components so that they have the same perspective that our management has in evaluating our business and results of operations.
* * * * *
We appreciate this opportunity to respond to your comments and questions and to continue to improve our disclosures so that our investors and other readers of our financial statements have all the required information to allow them to make informed investment decisions.
We acknowledge and understand that the Company is responsible for the accuracy and adequacy of the disclosures that we have made. We also understand that these Staff comments or any resulting changes in disclosures do not preclude the Commission from taking any action with respect to the filings. In addition, we understand that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call John Huber of Latham & Watkins LLP at (202) 637-2242 to discuss any additional questions about the Staff’s comments or our responses above.
Sincerely,
Keith Howe
Vice President and Chief Financial Officer

cc:	Mike R. Turner, Ernst & Young LLP, Professional Practice Director
Steven Cohn, Ernst & Young LLP, Coordinating Partner
Doug Jones, SEC Staff
Lyn Shenk, SEC Staff
Elmer Doty, CEO of Vought Aircraft Industries, Inc.
John J. Huber, Latham & Watkins LLP

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